Exhibit 99.8

                                PRELIMINARY TRANSCRIPT

                Event Transcript

                CLL - Celltech Group PLC Financial Announcement

                Event Date/Time: May. 18. 2004 / 4:00AM ET

streetevents@ccbn.com	617.603.7900	www.streetevents.com

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

PRELIMINARY TRANSCRIPT

CLL - Celltech Group PLC Financial Announcement

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Richard Bungay

Peter Fellner

Ando Goran

Roch Doliveux

Stephen McGarry

Shawn Manning

Peter Welford

P R E S E N T A T I O N

Richard Bungay

Good morning and welcome to the analyst investor presentation regarding this morning’s offer by UCB, a cash offer, for Celltech Group PLC.

We will have presentation today from (indiscernible) Celltech’s Peter Fellner, Chairman of Celltech; and Roch Doliveux, the CEO of UCB pharma.

Just before we start and hand over to Peter Fellner, I’ll draw your attention for those of you here, these disclaimers in the book — I’m sure you can read them at your leisure during the meeting. And for those of you looking into the Web-cast, those disclaimers you will have to come through to access the Web-cast.

Following the presentations we will have a Q&A session. Just to remind those of you on the webcast that you can submit questions that we can ask for you on your behalf in the meeting. So, without any further ado, I will pass over to Peter Fellner.

Peter Fellner

Thanks, Richard. Thanks very much everyone for joining us this morning. I think it goes without saying this is a tremendously important day for Celltech — probably the most important since its inception in 1980. And in fact, indeed, a very important day for UCB as well. This is a transforming transaction for UCB as well.

You’ll note that we have received a cash offer of 550 P. per share which equates to just under 1.6 billion for the (indiscernible) sterling for the Company. And, indeed — this is certainly one of the very largest transactions that as ever been proposed within the European biotech sector.

Our Board, as you can imagine, has considered this very, very carefully. And unanimously is recommending this offer to our shareholders.

And I think the basis of this is really twofold.

Firstly, we very, very committed to the strategic vision that they’ve encapsulated in this deal. And this is what Goran and Roch in a few moments will be describing to you. That certainly is the central reason for the Board’s recommendation.

And then in parallel, of course, we believe that the 550 cash offer, which is a premium of around 28 percent over last night’s price, and a little higher than that if you go to the usual three-month, six-month period. We believe that this does represent a very fair and reasonable valuation of the Company.

What I would now like to do is to — for Goran to go through the first part of the presentation, and then Roch will go through the (indiscernible) part of the presentation. And then as Richard says, all of us will take questions. Goran?

Goran Ando

Thank you, Peter. Good morning, everyone. Apologies for my coarser than usual voice. If anyone thought that there was no more medical need in the cough cold area, it is, believe me. Because I’ve lost my voice.

What I would like to touch upon is a couple of things.

First — as you will realize, this whole thing has come out of the CDP870 partnering process, which started late last year when Pfizer at that time, as you will remember, decided to return all the rights back to us.

We initiated essentially a competitive auction process, and we had a significant number of unsolicited contacts to us. But —from major pharma, from biopharmaceuticals, and from major biotech (indiscernible). They came and we obviously looked at a number of aspects of what they could contribute.

One is, obviously, the overall value. Secondly — how would they fit as a partner to us. Essentially, how would they do in our view with a (indiscernible).

In this process, UCB emerged as a frontrunner. And it was clearly the overall value of the deal that was proposed. We were very impressed by their specialist marketing skills. When you looked at their success with their antiepileptic Keppra, launched a couple of years ago, and has already taken market leadership. And this is against the GSKs, the Pfizer’s and the Js and Js, Js, Js (ph) of this world.

You have to be impressed. They clearly know how to do specialist marketing.

And we also found a champion on the TNF-alpha side in Roch Doliveux himself. In his previous life, which (indiscernible) in licensed Rhemicade (ph) for foresharingplow (ph) and turned it outside of U.S. into a major drug in this respect. So, we clearly have somebody who understands the field, understands the products, their opportunities and their limitations, of course.

And I don’t have to tell you the importance of having a top-level champion for a product in a Company.

Peter talked about the overall value which we as a Board of Celltech consider very fair of this offer for the Company itself. If I look also from the Celltech side, at the strategic rationale, it is to me quite significant.

One of Celltech’s major limitations, if you like, is that for the foreseeable future we saw a need to partner most, if not all, of our pipeline products. All the time we were hoping to get to a situation where we could actually develop and commercialize all of our drugs on our.

This transaction would of course change that overnight.

The new proposed entity will have the strength to be able to, from day one, take all drugs in the pipeline through to the commercialization, and through what is currently UCB’s very strong global network — launch them and commercialize them everywhere.

So, clearly you have the complementarity in this respect — both in R&D and on the commercial side. We saw this as extremely attractive.

And in terms of accelerating growth — both topline and bottom-line — as something that we could realize immediately.

As, of course, (indiscernible) comes back it has the UCB stability to recognize the value which we consider fair of Celltech — a whole, of course, was also very, very important for us.

I think it’s also important that you see this from the UCB side. So why don’t I ask Roch Doliveux, my partner, to continue from here on.

Roch Doliveux

Thank you, Goran, and good morning. I’m going to spend two slides to describe you who is UCB. Because I think that if you really want to know about UCB in this country, either you have to be an allergy can be treated Zyrtec or Xyzal, or go to the Charleson (ph) Epilepsy Center, not too far from Plow (ph), actually. And there people will know very well about UCB.

So, UCB group is headquartered in Brussels. We have revenues of the group of about EUR3 billion, and the pharma revenues EUR1.6 billion. And you can see that the earnings before interest, tax and amortization of the pharma business is 400 million and growing rapidly.

We’re investing heavily in R&D. As you can see, our budget for 2004 is over EUR340 million. And the UCB group employs 11,500 people, out of which 6,650 are in pharma.

We have in UCB a few key strengths that are very relevant to these transactions. First of, all, we’re a very focused Company. UCB Pharma competes in two specialty segments — the neurology — today, the epilepsy segment, but tomorrow in the urology world; and allergy.

And in both markets, UCB is leader in the U.S. And in Keppra number two still in neurology number two in Europe — but soon-to-be number one.

Very importantly, what Goran mentioned is that what we provide right from the beginning is a global reach to the combined entities pipeline. 40 percent of our business is being made in the West (ph). Keppra is marketed on our own. To the specialists in the U.S. we launched this product in epilepsy three years ago.

We were unknown in urology before in the U.S. and we became market leader by then.

We are present in Japan. We have our own business in Japan. It’s about 13 percent of our revenues today. And then we’re present also in China and in India, among other countries.

There is a track record of innovations with blockbusters or blockbuster potentials — Zyrtec, Keppra, and Xyzal, to name a few. And these innovation is based on a small molecule research, and that’s very important for the new combined entity.

We have an experienced management team that has been changed pretty dramatically while bidding (ph) on UCB’s experience in the last couple of years, bringing some strong pharma experience in the management team.

And our earnings before interest and tax is one of the highest. It is way above 20 percent. And one of the highest of the mid-sized European pharma — but also of the mid-sized U.S. biopharmaceutical Companies. So, we’re certainly proud of our financial performance and the strong cash flow that the business generates.

And, finally, like Celltech, we have a proven track record over the last 10 or 15 years of successful acquisitions and integration based on our strategy that was globalization and innovation.

So this is what UCB pharma is today. And from now on, the opportunities to create a new combined Company — and this combined Company through the Celltech expertise and the UCB expertise really creates a European-based world (ph) biopharmaceutical leader. That is our vision. That’s what we want to do.

And why is it going to do that? First of all, because we’re going to focus in three specialist areas — very coherent with both group strategies — inflammation, which will include allergy, obviously; central nervous system; and oncology.

Secondly, the product launch — and I will come back in a minute to that — but the time of launch is really perfect. 870 will be launched before 2007. And then before 2010 we have a quandary of products coming from the combined entity 484, which is very exciting for (indiscernible) and Crohn’s. 323 multiple sclerosis or other inflammation disease. I could have listed also 791 — CDP791, and 44212 (ph) and 34714 (ph) which are the two super (indiscernible) from the UCB small molecule research.

What is striking about this combined entity is the complementary of strength — and I will come back to that — but that makes the integration very straightforward. Each Company brings its own strength.

It (indiscernible) in the short term the U.S. presence that the combined entity has — 45 percent of the new combined entity’s revenue will come from the U.S., and (indiscernible) we expect a lot of upside on Celltech’s existing business, because it fits perfectly well with our allergy business — cough and cold, and allergy. The season target group is the same, and the season is very complementary.

Also Metadate and our pediatrician vists (ph) and also our TNF expertise also matches very well.

We expect synergies to be realized very rapidly, thanks to the complementary (indiscernible) organization, and we target EUR100 million.

What is very important, and Goran hinted at that, is that both Companies are willing and ready for these next steps. Celltech wanted to be able to commercialize their own pipeline themselves. Right from day one they have this opportunity through a global commercialization platform that knows how to market to specialists, how to develop a product, how to get it approved by the FDA and the different agencies around world.

And UCB certainly strengthened its pipeline and turbocharged its growth in the short, mid and long-term.

And last but not least, at the end it’s all about people and the ability to get it done. And the management of both Companies have experience in successful integrations. And we all know that speed will be of the essence. And what is very important to us is that the new group will be led by a combination of management of both Companies.

This is what this new Company will look like on the map of the biopharmaceutical world. Our combined revenues pro forma, from day one, are EUR2.1 billion. As you see here, that brings us ahead of any European biopharmaceutical Company. Goran and I have many debates whether Novaratis (ph) is or is not a biopharmaceutical. But for the sake of completeness, we include it on that chart.

But, certainly, as you see, we see that we will be the leader or one of the leader in Europe. And not far behind in terms of revenues from a little Company called Genentech. And suddenly, (indiscernible) like to have Amgen to remind us of where our benchmark and where our vision of the European-based world-leading biopharmaceutical has to bring us in the long-term.

But you can see that this is bringing us really ahead of many very reputable Companies — both in Europe and in the U.S.

Again, with a global presence, we’re not talking about a European base that would sell in Europe and through licenses in the U.S. We are marketing ourselves in the U.S. from day one.

The Celltech product pipeline, you know this chart, I will not comment it. But, again, brings that focus on information disease TNF and oncology, but also is going to fuel the growth of the combined entity together with the new products from the UCB background.

In the short-term, certainly, we’re assimilating the growth of Keppra, very impressively. I’m sure you’ve seen the new RX growth in the U.S. Over 40 percent of Keppra. It is doing extremely well.

The conversion of Zyrtec to Xyzal is successful. In Europe, we’re now growing our variety franchise. We’re bringing a much larger share of voice to the Cotatrex (ph) launch in the U.S. And we have two interesting products in addition to be launched in Europe in the short-term — oxibutine transdermal (ph) and Xyrem (ph).

Before 2007, the launch of 870, and short thereafter the launch of the new Dynavax product line in allergy. And then in the latter part of the century you see not all of them obviously are going to make it to the market, but a very powerful portfolio of new products.

The combined revenue of both entities, as I mentioned, will be over to EUR2.1 billion. And, what is very important is that we continue to be very profitable — and we intend, certainly, to remain that way over the short, mid and long-term.

So, in summary, what this combination does — certainly transforms UCB. The fact that there is — that the management team from both Companies is experienced — has very complementary skills. And will lead the new group is very important to us.

Dr. Melanie Lee will lead the R&D out of Slow (ph) for the combined group — R&D headquarters are going to be based in the UK in Slow. And the pharma headquarters are going to be based in Brussels. And all the senior executives from Celltech have accepted positions in the new combined entity to make our vision a reality — Goran Ando included. And Goran will actually be nominated to the UCB board.

So, with that, I leave you with that slide — because we love it. And that’s the vision of building today a European-based global biopharmaceutical leader. I hand over back to Goran and Peter for questions.

Q U E S T I O N S   A N D   A N S W E R S

Richard Bungay

Thank you. Just to remind you all, that if you wait for the microphone before asking questions as we are webcasting today’s presentation. So that’s (indiscernible) we will start taking questions from the floor. In the front, there.

Unidentified Audience Member

If you got the time, just ask a couple of questions. First of all the synergies. The EUR100 million — that’s about the total selling cost of the existing Celltech Company. Does that mean you go to wipe out the Celltech marketing organization? In other words, where do the synergies come from? It’s quite a big figure.

Roch Doliveux

The synergies are going to come from a wide range of area. We feel that this level of synergies — it’s about 5 percent of sales of the new combined entity — which is very reasonable. It’s not high.

This transaction is not about synergies. This transaction is about the creation of a new Company. There will be some synergies, but it’s not a question of wiping out one thing or the other. We really want to create the best of both organizations. As I mentioned, actually, the UK is going to be strengthened — the whole R&D is going to be managed out of Slow.

The integration process is going to be managed very swiftly by Peter Allen. And we expect that to happen — we have not set a deadline yet. But, Peter tells me it’s going to take just a few months.

Unidentified Audience Member

Okay. Quickly, if I can move on. (indiscernible) existing UCB shareholders, over the years, have grown very tolerant about the chemical activities — because the (indiscernible) have sort of worn us all down over the years. And I guess you can’t change until he eventually leaves. But your new shareholders won’t, I suspect, show the same level of tolerance to the chemical activities. So, do have a long-term intent to split the Company?

Roch Doliveux

Well I think, by this transaction, UCB clearly shows its commitment to pharma. I think everybody was expecting that, whilst waiting for the action to happen. It couldn’t be a bigger action than this one. It’s very — it’s really bringing a Quantum leap to our pharma business. And that’s really the preoccupation of the base (ph). And that’s all what I have to say. But it really shows the commitment of UCB to pharma.

Unidentified Audience Member

Finally, on the terms of the deal — I mean, if it’s so good, why don’t we have a share alternative? Why are existing shareholders being excluded? Because if we have to take cash then at least for the later rounds (ph), anyway, pay capital gains. It doesn’t make any sense. So what about switching (indiscernible) alternative to make that a convertible option?

Roch Doliveux

The reason why it is an all-cash deal, frankly, was a pragmatic one because speed was of the essence. And Jerry (ph) one (ph) UCB and the new combined entity hopefully will be on Ifars (ph). But we were not ready, in just a few weeks, to be ready for U.S. GAAPs. Which, as you know, we would need to have done.

On top of that, these of you that knew UCB and those of you that don’t know UCB, actually — that’s the reason why you don’t know UCB, because it’s completely undervalued.

So, we feel that it was not in the best interest of today’s shareholders of UCB.

We have a price-earning ratio that has a lot of upside potential. And I think, again, this transaction really shows where UCB is going to be positioned as a world leader — or, (ph) the new combined entity as a world leader in biopharmaceutical.

Unidentified Audience Member

Even so, it’s recommended — but if existing shareholders turn it down flat, unless there is a share alternative, will that make you think again?

Roch Doliveux

I think the offer that we have on the table is a fair offer. It brings a substantial and fair premium. And we really hope the Celltech shareholder will recognize that. I know if you what to comment on that. And, hopefully, you will invest also in the new combined entity.

Peter Fellner

And of course, the existing shareholders have the freedom to use the proceeds from this offer to reinvest in the new Company. And we very much hope they will — because of the strategic vision that is involved within it.

Stephen McGarry

Stephen McGarry, Goldman Sachs. You released, this morning as well, the licensing agreement between the two Companies for CDP (indiscernible) psoriasis (ph). Could you give us any indication of the deal terms for the licensing?

Peter Fellner

As always, we tend to only put out the headline arrangements — the licensing agreement. As we said in the press release, there is a significant royalty that will be payable from UCB to Celltech that would include the transfer of products from Celltech to UCB, and also the discharge of third party royalties by Celltech to the licensors.

So, it’s a slightly different structure than the structure that we had with Pharmacia (ph) Advisers.

I think it’s, obviously, reasonable to say — (indiscernible) remind you all that — if UCB exceeds, as we expect they will, with this acquisition, they will own both sides of the deal. And, therefore, it will come out in a wash.

But we were also keen to ensure that as our chosen partner, that this would be an arrangement that would subsist in the event that something did go awry with the acquisition process.

And in that regard, we think that the deal we put together is the right deal for Celltech. It is an equivalent value to the deal that we had with Pharmacia, in terms of the discounted cash flow, valuation of the transaction.

And, we think that for Celltech it gives us more clarity than we had with the Pharmacia deal. In the sense that we get the same royalty on any other indication, regardless of whether it’s RA, psoriasis or anything else that comes through. Which is one of the slightly odd parts of the original Pharmacia deal that we did.

Stephen McGarry

So (technical difficulty) use the previous (indiscernible) public domain as (inaudible)

Peter Fellner

Well, it’s reasonable to say that the overall value is similar. But, it’s not reasonable to say that it’s based on our profit share. This is obviously royalty, and therefore, one of the elements that will protect us from (indiscernible) you would recall from the Pharmacia deal, caused some concerns to (ph) the market with it (ph). In the event that there were very significant launch costs in RA, Celltech would’ve had to have borne its share of losses if that (indiscernible) arose under the Pharmacia deal.

Now, we just receive our return from the royalty on sales. And therefore are not involved in participating in any of the selling costs.

Stephen McGarry

Okay. Thanks.

Peter Fellner

Will go to (technical difficulty)

Shawn Manning

Shawn Manning, Dresdner Kleinwort Wasserstein. I’m (indiscernible) surprised (indiscernible) some CDP870 questions. If I may, I would just like to confirm — you have received the first clinical trial results from Pfizer, i.e., CDP870 plus methotrexate. Could you just confirm, please, that you have not as of yet received any data for the trial where CDP870 was used as a monotherapy?

And I believe you are due to — are you still due to receive that in quarter three? Or can’t we have a sneak preview?

Goran Ando

We have not had a sneak preview. We have, of course, (indiscernible) the therapy data — from the Phase II study — the 004 study — that was a monotherapy study.

The first Phase III monotherapy, the 011 study, we’ll report out in the third quarter.

And, as you know you don’t take sneak previews of symptom studies. That’s some health risks (indiscernible) that.

Goran Ando

Can I just clarify one thing though, Sean — we don’t receive this information from Pfizer. Pfizer is completely out of the picture now. These clinical studies are now being conducted by Celltech and the CROs (ph) float directly (indiscernible) Celltech.

Shawn Manning

so, all the organization of the trials are being transferred to yourself.

Goran Ando

Exactly. Yes.

Shawn Manning

Thank you.

Unidentified Audience Member

Robert (indiscernible). I’m just following on from Peter Fellner’s comments — would you just elaborate through, for me, who the UCB shareholders are at the moment? And will you be going for a London listing as well?

Roch Doliveux

Well, today we’re listed on Euronext — we have 60 percent free float, 40 percent that is owned by a reference shareholders which own shares like anybody else. There’s no preferred shares or anything.

The London listing is fairly (ph) something that is not on the agenda of today. But is a possibility in the future at some point.

Unidentified Audience Member

Can you just tell us who the 60 (ph) percent share holders are?

Roch Doliveux

I’m sorry?

Unidentified Audience Member

The 60 percent shareholders?

Roch Doliveux

It’s a free flow. We have some generally long-term investors and they’re from the U.S., from the UK, from — all over Europe, also. But a significant portion is coming from the United States. For funds (indiscernible).

Unidentified Audience Member

(inaudible) John (indiscernible). Two or three quick questions. Can you provide some split of R&D (indiscernible) between the two companies and their activities to give an idea of commitment there?

(technical difficulty) can you comment on whether (technical difficulty) impact on corrosion synergies of the UCB existing business? Perhaps its peptides business will benefit from this as an acquisition?

And, Roch, finally, has UCB dropped its combination one molecule and (ph) antihistamine in the epoxy Js (ph) inhibitor (indiscernible) the slide (ph) (indiscernible)?

Roch Doliveux

What was your first question? I — (multiple speakers)

Unidentified Audience Member

My first question was trying to get a better feel for the R&D commitments of the two Companies at present in terms of R&D staff? I mean if we just had a UCB (indiscernible) staff between maybe allergy research and CNF’s research, how do those numbers stack up against what Celltech brings to this?

Roch Doliveux

Maybe Goran Ando can elaborate on that because he is — there’s a lot of complementarity between the two research platforms that are again is going to be managed by Dr. Melanie Lee. I will let you comment, but Celltech’s expertise is certainly not molecules. But also (indiscernible) molecules that went through the recent acquisition that they have. That’s certainly brings a lot more expertise in the small molecule area through the UCB part of the research. (indiscernible) the commitment to research is big of both entities.

And we remain (indiscernible) big for the combined entity. With obviously a much bigger mass (ph). You have EUR245 million on one side, and over 150 million on the other side. So, you’re becoming a sizable with over 400 million of R&D budget — you’re starting to really have a lot of muscle there.

In terms of the — the compounds that you referred to — they’re not on that slide. I think it really will be up to Melanie to elaborate what is the future of this compound.

But, certainly, in the scope of things at this stage, (indiscernible) much less exciting than all the compounds that we have on this slide, but is already busy enough.

And the growth synergy in the short-term — absolutely. There are potential growth synergies. Again, today, the Celltech has 200 reps in the U.S., and 170, I believe, in primary care. And this 170 reps used to be had 500 reps in primary care.

So, from day one, ready for next season, for the next hot and cold season, the Tussionex. And for the launch of Codicaps. The existing being this will benefit from much larger share of voice (ph).

In Europe there are about, I believe, 120 reps from the Celltech firm in primary care. Yeah? And UCB has 1,200 reps covering primary care. So you multiply by 10 the share of voice. And that was actually one of the issues for UCB. We’re almost a one product Company in product care. I mean, we had some very attractive local licensing deals. But strategy — you bring short-term a new franchise. And in Asia, Celltech has no presence and we have over 1,000 reps also there, which are going to be able to get this product (indiscernible) approved.

So we hope they will be approved in this country very quickly too.

Goran Ando

You can pick up a few things on the R&D side there. Obviously, Melanie and I will dig into this much deeper.

But sort of the positive synergies around, for instance, running a high throughput screening, running animal (ph) tomecology (ph) models — each complicated and difficult to set up and maintain. The higher throughput you have, (indiscernible) are obvious ones. So, you just get a broader platform to work from.

In terms of the research collaborations, you can either expand or see (ph) synergy is coming through.

A real synergies is of course also development. Development is actually quite size (ph) dependent. You do get increased efficiency with a good increased size. And that’s highly attractive for two sort of relatively small players in that respect. That gearing (ph) will be very effective. And I’m talking positive synergies, not negative ones.

Unidentified Audience Member

Okay so you (inaudible).

Unidentified Audience Member

First question for Roch Doliveux. Clearly, your primary asset here that you are acquiring, for I guess EUR2.3 billion, is CDP870. There being concerns a little bit now with in terms of the dosing regimen, and how that will work out commercially with intravenous doses — sorry, sort of once-a-month dosing. But via a nurse or a doctor compared with Cumera (ph) preferential perhaps GP (ph) surgery dosing. Given your experience with the Remacaid (ph) how do you believe that CDP870 will fare in the market?

Roch Doliveux

There is — first of all, in Crohn’s disease there’s only one player today. And that’s an important fact to remember.

Secondly, this is a product that has demonstrated NDO 14 (ph) study that it is an approvable product. It has completed a pivotal study, met its primary endpoint — it is approvable. This is huge.

Now, is there are still some development to be worked, absolutely. Is there any thing that is unsolvable in the development plan? Not at all. And, we have to get it done now. But, I’m absolutely confident that with Goran’s expertise, with Melanie’s expertise, with the expertise of the development people — so in the current UCB’s organization, that we will successfully develop that product to make it a very competitive profile.

It has some inherent features that are very unique and that will enable us to compete also in the RA (ph) market. In the Crohn’s — it’s relatively easy, again, because there’s only one player. But even in the RA market.

And also, if you look at market research, and if you talk to opinion leaders, there is room for both (ph) NTTNF (ph) but we are obviously shooting for more than that.

Unidentified Audience Member

Just one quick follow-up — and then also, just on the Phase III trial cost. Will the remaining costs that will be borne. Can you update us on the Phase III program — the CDP870 and the cost of that?

And then also, why there was no prior consent from any shareholders on the deal from Celltech side?

Goran Ando

I start with the overall cost of the remaining Phase III program that we have estimated — at between 100 and $150 million —I’m sorry for that. Whatever that is. In Euros or pounds.

On top of that, you will, as always, overlay Phase IIIb Phase IV studies, which will be started in due course by marketing studies, not big profiling studies in this space.

We now have a partner of 1870 (ph) so we will finalize the remaining program and just get it going (inaudible).

The other part is — we were convinced that our current (indiscernible) shareholders, if that was your question — I think it was. Would not be wanted to be treated as an insider. Before the announcement.

Unidentified Audience Member

And just one final follow-up on CDP870 — sorry for taking up your time. Is there any opportunity to change the formulation at a later date? Or in the fullness (ph) of time, in order to get sort of outside surgery type hosting?

Goran Ando

Sure. We are working both on ready to use formulation and on the potential of being a 400 milligram per ml version. So, we are working on everything in that respect. And we will look at this as lifecycle management projects (ph).

Peter Fellner

(indiscernible) just add something there, which I know is not normal for finance. (indiscernible) when you say it’s going to be administered in a doctor’s office, we’ve been at pains over the last six months to remind you that that is not the case.

(indiscernible) is presented in a (indiscernible) formulation at the moment. And is used quite happily at home. Or be it, often with a helper. But that is the case with a lot of these rheumatology patients.

(indiscernible) is that doctor’s office product that’s akin to an IV administration (indiscernible) it is a subcutaneous administration. More often than not given at home, albeit, probably with a helper.

Roch Doliveux

I think what we should remember about the competition is that it’s not an IV administration. It is a two hours to four hours process, where you have to lay on the bed in a hospital. This is very different than two injections administered by a nurse at home. (multiple speakers) also from a cost perspective.

Peter Welford

Peter Welford, Merrill Lynch. Four questions, coming back to 870 (indiscernible). Firstly, are there any clauses (indiscernible) in the contract? Or what are the clauses? How onerous (ph) are they? If either decide (ph) wanted to exit the 870 licensing deal?

Peter Fellner

Yeah, I’m terribly sorry. I didn’t hear that.

Goran Ando

Exchanging the (indiscernible) Richard. (multiple speakers)

Peter Welford

How onerous are the clauses in the contract? If either party wanted to exit the 870 licensing deal? I.e., you just wanted to (indiscernible) they wanted to separate that deal?

Peter Fellner

It’s like any collaboration deal. It tends to be weighted rather towards the licensee, in the sense that they have taken this long-term options through commitment to the commercial rights of the product. But in the same way Pfizer, when they decided that it didn’t meet their criteria, had to give up three months notice.

To exit, that is typically what happens with any collaboration deal. And this is no different in that respect.

But can we exit the arrangement? No. As been (ph) the case with all our other licensing deals. When you enter into these agreements, you are doing it for the long-term. You cannot suddenly withdraw and say — actually, I don’t want to play anymore.

Unidentified Audience Member

Can I also confirm that you have to take over — you would still owe 20 percent royalties to Pfizer of the Crohn (ph) sales?

Peter Fellner

Know. It’s not (indiscernible) royalty — it’s 20 percent of profit share to Pfizer of Crohn sales in major markets. It’s not all markets. It’s markets that we have rights.

Unidentified Audience Member

And, is the — with the calculation of the MPBP (ph) looked at the same two deals? Is that used in current exchange rates? I.e. (multiple speakers)

Peter Fellner

It’s certainly (multiple speakers) looking at applying the terms of the deal to exactly the same sales model. So it is absolutely like for like.

Unidentified Audience Member

And, finally, if I can — if the cost of the 870 (ph) of around sort of 100, 150 million (indiscernible) I mean that will be somewhere between 10 and 20 percent of UCB’s R&D budget, more or less, over the next sort of few years. That seems like quite a big commitment from UCB from their R&D for this product.

Goran Ando

One of the things, obviously, that you have to factor in is that a UCB clinical research network can be used, of course, instead of contracting out some of the trials.

Roch Doliveux

We have today, in the new combined entity, we are providing over 300 people in clinical research.

So, the end cost that was mentioned earlier may not be actually the end cost that — that we will have.

Richard Bungay

I think at that point, we will wrap up the formal Q&A. Celltech CEO, and Roch Doliveux will be available afterwards for any further questions.

So, I would just like to say thank you all for coming. And thank you (indiscernible) any further questions. Goodbye.

Operator

Ladies and gentlemen, that concludes our conference for today. Thank you for participating. You may all disconnect.

DISCLAIMER

CCBN reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2004, CCBN, Inc. All Rights Reserved.